FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/18/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter 2019 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio    By: /s/ Máximo Vedoya
Name: Pablo Brizzio    Name: Máximo Vedoya
Title: Chief Financial Officer   Title: Chief Executive Officer

Dated: February 18, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2019 Results

Luxembourg, February 18, 2020 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year period ended December 31, 2019.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons.

Summary of Full Year 2019 Results

	FY 2019	FY 2018

Steel Shipments (tons)	12,511,000	12,951,000	-3%
Iron Ore Shipments (tons)	3,576,000	3,616,000	-1%
Net Sales ($ million)	10,192.8	11,454.8	-11%
Operating Income ($ million)	864.6	2,108.4	-59%
EBITDA[1] ($ million)	1,525.7	2,697.7	-43%
EBITDA Margin (% of net sales)	15.0%	23.6%
EBITDA per Ton[2] ($)	121.9	208.3
Financial Expense, Net ($ million)	(99.0)	(179.6)
Income Tax Expense ($ million)	(196.5)	(369.4)
Net Income ($ million)	630.0	1,662.1
Equity Holders' Net Income ($ million)	564.3	1,506.6
Earnings per ADS[3] ($)	2.87	7.67

•EBITDA of $1.5 billion on steel shipments of 12.5 million tons, with 15% EBITDA margin.
•Net income of $630 million, with earnings per ADS of $2.87.
•Capital expenditures of $1.1 billion, as Ternium's investment program progresses as planned.
•Free cash flow4 of $595.4 million, with a reduction of working capital.
•Net debt position5 of $1.5 billion at the end of December 2019, with a net debt to last twelve months EBITDA ratio of 1.0.

Ternium's operating income in 2019 was $864.6 million, reflecting a more sustainable operating margin after an extraordinary year in 2018, with soft steel demand in Mexico and a significant decline in steel shipments in Argentina. Operating income in 2019 decreased $1.2 billion year-over-year, mainly due to $66 lower revenue per ton, a $30 increase in operating cost per ton and a 440,000-ton decrease in shipments. Revenue per ton decreased in 2019 principally as a result of declining steel prices in Ternium's North American markets in 2019 following a strong pricing environment in 2018. The increase in the steel segment's operating cost per ton6 mainly reflected higher raw material and energy costs, and higher depreciation of property plant and equipment, partially offset by lower labor costs and maintenance expenses. Shipments in 2019 reflected a 240,000-ton decrease in Mexico, mainly due to a softer commercial market in 2019 and a strong level of shipments in 2018 in anticipation of rising steel prices, and a 363,000-ton decrease in the Southern Region, mainly due to weaker steel demand in Argentina, partially offset by a 163,000-ton increase in Other Markets due to higher sales of slabs to third parties.

The company's net income in 2019 was $630.0 million, compared to net income of $1.7 billion in 2018. The $1.0 billion year-over-year decrease was mainly due to lower operating income, partially offset by a lower income tax expense and better financial results.

Summary of Fourth Quarter 2019 Results

	4Q 2019	3Q2019[7]		4Q 2018

Steel Shipments (tons)	2,917,000	3,057,000	-5%	2,964,000	-2%
Iron Ore Shipments (tons)	917,000	904,000	1%	857,000	7%
Net Sales ($ million)	2,250.0	2,449.7	-8%	2,636.1	-15%
Operating Income ($ million)	92.2	228.6	-60%	382.7	-76%
EBITDA[8] ($ million)	263.1	388.0	-32%	512.8	-49%
EBITDA Margin (% of net sales)	12%	16%		19%
EBITDA per Ton ($)	90.2	126.9		173.0
Financial Expense, Net ($ million)	(30.0)	(34.9)		60.7
Income Tax Expense ($ million)	3.8	(83.6)		(55.8)
Net Income ($ million)	89.9	111.9		435.4
Equity Holders' Net Income ($ million)	70.5	95.3		350.6
Earnings per ADS ($)	0.36	0.49		1.79

•EBITDA of $263.1 million, with sequentially lower EBITDA margin and shipments.
•Earnings per ADS of $0.36, with a decrease in operating income partially offset by lower effective tax rate.
•Free cash flow9 in the fourth quarter 2019 of $85.5 million after capital expenditures of $307.4 million.

Ternium’s operating income in the fourth quarter 2019 was $92.2 million, with low operating margin and seasonally weak shipments. Operating income in the fourth quarter 2019 decreased $136.4 million sequentially, mainly due to a $23 decrease in steel revenue per ton and a 139,000-ton decrease in shipments, including lower finished steel shipments and lower slab shipments to third parties. Steel revenue per ton decreased sequentially, as it continued to reflect the lagged effect in contract pricing of a weak pricing environment in North America during the second half of 2019.

Compared to the fourth quarter 2018, the company’s operating income in the fourth quarter 2019 decreased $290.5 million, due mainly to an year-over-year $115 decrease in steel revenue per ton and a 46,000-ton decrease in shipments, partially offset by an $11 decrease in steel operating cost per ton. Revenue per ton decreased mainly as a result of lower steel prices in the NAFTA markets, which turned from particularly strong during the second half of 2018 to remarkably weak during the same period in 2019. The year-over-year decrease in shipments was mainly the result of a 46,000-ton decrease in Other Markets principally on lower slab sales to third parties, and a 21,000-ton decrease in the Southern

Region, partially offset by a 20,000-ton increase in Mexico. Operating cost per ton decreased year-over-year in the fourth quarter 2019 mainly reflecting lower purchased slab and raw material costs, lower maintenance expenses and lower labor costs.

The company’s net income in the fourth quarter 2019 was $89.9 million. Compared to net income of $111.9 million in the third quarter 2019, net income in the fourth quarter 2019 decreased $22.0 million mainly as a result of lower operating income, partially offset by a lower effective tax rate. Relative to the prior-year-period, net income in the fourth quarter 2019 decreased $345.5 million due mainly to lower operating income and lower financial results, partially offset by a lower effective tax rate. The year-over-year decrease in financial results was principally due to the effect of the Argentine peso's and Mexican peso's fluctuation against the US dollar in the fourth quarter 2019 versus the fourth quarter 2018.

Change in the Functional Currency of Ternium's Argentine Subsidiaries

Ternium's subsidiary Ternium Argentina has performed a review of its functional currency and has concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of $0.12 per share ($1.20 per ADS), or approximately $235.6 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on April 27, 2020. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 5, 2020, with record-date of April 30, 2020.

Outlook

Following a challenging 2019, during which apparent steel consumption decreased in most markets in the Americas, steel demand in 2020 is expected to recover in Brazil and Colombia and to a lesser degree in the United States and Mexico. The company anticipates steel price volatility to decrease in 2020, as uncertainty caused by global and regional trade negotiations appears to have moderated after significant turbulence during the past two years and a prolonged steel inventory destocking in North America recently has come to an end.

Ternium expects EBITDA to increase in the first quarter 2020 compared to the fourth quarter 2019, with higher shipments and a recovery in steel margin, mainly as a result of slightly lower costs.

With marginally improving steel market sentiment in Mexico, the company anticipates steel shipments in the country to increase in the first quarter of the year after a seasonally weak fourth quarter 2019. Demand in Mexico’s industrial markets remains stable and public construction activity in the country is beginning to show some signs of improvement. In addition, the recent ratification by the USA of the United States-Mexico-Canada Agreement (USMCA) has reduced uncertainty, which should help foster economic activity and investment in Mexico in the years to come.

In Argentina, Ternium expects shipments to seasonally decrease in the first quarter 2020 to levels similar to those in the first quarter 2019. The country’s macroeconomic environment in 2020 will continue to be highly dependent on the normalization of the country’s public debt situation.

Steel market conditions for slab production at Ternium’s Brazilian facility recently improved, with an increase in seaborne slab prices and a decrease in raw material costs. Consequently, the facility is bringing production back to normal levels after decreasing it last year to reduce overall costs.

Analysis of Full Year 2019 Results

Net income attributable to Ternium’s equity owners in 2019 was $564.3 million, compared to $1.5 billion in 2018. Including non-controlling interest, net income for 2019 was $630.0 million, compared to net income of $1.7 billion in 2018. Earnings per ADS in 2019 were $2.87, compared to earnings of $7.67 in 2018.
Net sales in 2019 were $10.2 billion, 11% lower than net sales in 2018. The following table outlines Ternium’s consolidated net sales for 2019 and 2018:

	Net Sales (million $)
	FY 2019	FY 2018	Dif.
Mexico	5,326.7	6,134.0	-13%
Southern Region	1,696.6	1,933.4	-12%
Other Markets	2,866.7	3,023.6	-5%
Total steel products net sales	9,890.1	11,091.0	-11%
Other products[1]	296.1	362.4	-18%
Steel segment net sales	10,186.2	11,453.4	-11%

Mining segment net sales	364.0	282.0	29%
Intersegment eliminations	(357.4)	(280.6)
Net sales	10,192.8	11,454.8	-11%
[1]The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $8.5 billion in 2019, a decrease of $30.9 million compared to 2018. This was principally due to a $100.1 million, or 5%, decrease in other costs mainly including an $87.8 million decrease in labor costs, a $52.5 million decrease in maintenance expense and a $52.4 million increase in depreciation of property plant and equipment; partially offset by a $69.2 million increase in raw material and consumables used, mainly reflecting net higher raw material, other inputs and energy costs partially offset by a 3% decrease in steel shipment volumes.

Selling, General & Administrative (SG&A) expenses in 2019 were $897.5 million, or 9% of net sales, an increase of $20.7 million compared to SG&A expenses in 2018 mainly due to a $24.4 million increase in amortization of intangible assets, an $8.9 million increase in taxes and a $8.1 million increase in freight and transportation costs, partially offset by a $26.1 million decrease in labor costs.

Operating income in 2019 was $864.6 million, or 8% of net sales, compared to operating income of $2.1 billion, or 18% of net sales, in 2018. The following table outlines Ternium’s operating income by segment for 2019 and 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
Net Sales	10,186.2	11,453.4	364.0	282.0	(357.4)	(280.6)	10,192.8	11,454.8
Cost of sales	(8,552.5)	(8,524.9)	(259.5)	(239.9)	359.6	281.5	(8,452.4)	(8,483.3)
SG&A expenses	(885.1)	(860.9)	(12.3)	(15.9)	—	—	(897.5)	(876.8)
Other operating income (expense), net	21.9	12.9	(0.3)	0.7	—	—	21.7	13.7
Operating income	770.5	2,080.6	91.9	26.9	2.2	0.8	864.6	2,108.4

EBITDA	1,383.2	2,618.5	140.3	78.3	2.2	0.8	1,525.7	2,697.7

Steel reporting segment

The steel segment’s operating income was $770.5 million in 2019, a decrease of $1.3 billion compared to operating income in 2018, reflecting lower net sales and slightly higher operating cost.

Net sales of steel products in 2019 decreased 11% compared to 2018, reflecting lower revenue per ton and shipments. Revenue per ton decreased 8% mainly as a result of declining steel prices in Mexico in 2019 following a strong pricing environment in 2018. Shipments decreased 3% year-over-year mainly as a result of lower volumes in the Southern Region and Mexico.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	FY 2019	FY 2018	Dif.	FY 2019	FY 2018	Dif.	FY 2019	FY 2018	Dif.
Mexico	5,326.7	6,134.0	-13%	6,305.0	6,544.8	-4%	845	937	-10%
Southern Region	1,696.6	1,933.4	-12%	1,938.3	2,301.1	-16%	875	840	4%
Other Markets	2,866.7	3,023.6	-5%	4,268.0	4,105.2	4%	672	737	-9%

Total steel products	9,890.1	11,091.0	-11%	12,511.3	12,951.1	-3%	790	856	-8%
Other products[1]	296.1	362.4	-18%

Steel segment	10,186.2	11,453.4	-11%
[1] The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 1% year-over-year as a result of higher operating cost per ton partially offset by the above-mentioned 3% decrease in shipment volumes.

Mining reporting segment

The mining segment’s operating income was a gain of $91.9 million in 2019, compared to a gain of $26.9 million in 2018, reflecting higher iron ore sales partially offset by higher operating cost.

Net sales of mining products in 2019 were 29% higher than those in 2018, with 31% higher revenue per ton and a 1% decrease in shipments.

	Mining segment
	FY 2019	FY 2018	Dif.
Net Sales (million $)	364.0	282.0	29%
Shipments (thousand tons)	3,575.9	3,616.3	-1%
Revenue per ton ($/ton)	102	78	31%

Operating cost increased 6% year-over-year due to higher operating cost per ton partially offset by the above-mentioned 1% decrease in shipments.

EBITDA in 2019 was $1.5 billion, or 15% of net sales, compared with $2.7 billion, or 24% of net sales, in 2018.

Net financial results were a $99.0 million loss in 2019, compared to a $179.6 million loss in 2018. During 2019, Ternium’s net financial interest results totaled a loss of $59.2 million, compared with a loss of $109.9 million in 2018, mainly reflecting lower average indebtednes and interest rates.

Net foreign exchange loss was a $40.7 million better result year-over-year mainly related to the effect of the fluctuations of the Argentine peso against the US dollar. In 2019, the Argentine peso depreciated 37% against the US dollar, compared to 51% in 2018, resulting in a relatively lower negative impact in Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency) in 2019.

Change in fair value of financial instruments included in net financial results was a $10.8 million loss in 2019 compared to a $99.3 million loss in 2018.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position, as a result of the application of IAS 29, was a gain of $118.0 million in 2019 compared to a $191.4 million gain in 2018.

Equity in results of non-consolidated companies was a gain of $61.0 million in 2019, compared to a gain of $102.8 million in 2018 mainly due to lower results from Ternium's investment in Usiminas.

Income tax expense in 2019 was $196.5 million, or 24% of income before income tax, compared to an income tax expense of $369.4 million, or 18% of income before income tax in 2018.

Net gain attributable to non-controlling interest in 2019 was $65.8 million, compared to a net gain of $155.5 million in 2018.

Analysis of Fourth Quarter 2019 Results

Net gain attributable to Ternium’s equity owners in the fourth quarter 2019 was $70.5 million, compared to net gain attributable to Ternium’s equity owners of $350.6 million in the fourth quarter 2018. Including non-controlling interest, net gain for the fourth quarter 2019 was $89.9 million, compared to net gain of $435.4 million in the fourth quarter 2018. Earnings per ADS in the fourth quarter 2019 were $0.36, compared to earnings per ADS of $1.79 in the fourth quarter 2018.
Net sales in the fourth quarter 2019 were $2.3 billion, 15% lower than net sales in the fourth quarter 2018. The following table outlines Ternium’s consolidated net sales for the fourth quarter 2019 and the fourth quarter 2018:

	Net Sales (million $)
	4Q 2019	4Q 2018	Dif.
Mexico	1,197.3	1,439.9	-17%
Southern Region	444.0	474.3	-6%
Other Markets	550.2	653.3	-16%
Total steel products net sales	2,191.5	2,567.5	-15%
Other products[1]	51.9	68.2	-24%
Steel segment net sales	2,243.4	2,635.7	-15%

Mining segment net sales	99.7	71.9	39%
Intersegment eliminations	(93.1)	(71.5)
Net sales	2,250.0	2,636.1	-15%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $1.9 billion in the fourth quarter 2019, a decrease of $116.5 million compared to the fourth quarter 2018. This was principally due to a $65.4 million, or 4%, decrease in raw material and consumables used, mainly reflecting lower purchased slabs and raw material costs and a 2% decrease in steel shipment volumes; and to a $51.2 million decrease in other costs, mainly including a $37.9 million decrease in maintenance expenses and a $26.5 decrease in labor costs partially offset by a $17.6 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2019 were $222.9 million, or
10% of net sales, an increase of $20.9 million compared to SG&A expenses in the fourth quarter 2018 mainly due to higher amortization of intangible assets.

Operating income in the fourth quarter 2019 was $92.2 million, or 4% of net sales, compared to operating income of $382.7 million, or 14.5% of net sales in the fourth quarter 2018. The following table outlines Ternium’s operating income by segment for the fourth quarter 2019 and fourth quarter 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	4Q 2019	4Q 2018	4Q 2019	4Q 2018	4Q 2019	4Q 2018	4Q 2019	4Q 2018
Net Sales	2,243.4	2,635.7	99.7	71.9	(93.1)	(71.5)	2,250.0	2,636.1
Cost of sales	(1,965.5)	(2,058.1)	(73.3)	(69.9)	95.5	68.1	(1,943.3)	(2,059.9)
SG&A expenses	(222.0)	(198.1)	(1.0)	(3.9)	0.0	0.0	(222.9)	(202.0)
Other operating income, net	8.3	8.5	0.2	0.0	0.0	0.0	8.5	8.5
Operating income	64.3	388.0	25.6	(2.0)	2.4	(3.4)	92.2	382.7

EBITDA	222.2	506.7	38.5	9.5	2.4	(3.4)	263.1	512.8

Steel reporting segment

The steel segment’s operating income was $64.3 million in the fourth quarter 2019, a decrease of $323.8 million compared to the fourth quarter 2018, reflecting lower net sales, partially offset by slightly lower operating costs.

Net sales of steel products in the fourth quarter 2019 decreased 15% compared to the fourth quarter 2018, reflecting lower revenue per ton and slightly lower shipments. Revenue per ton decreased 13%, mainly as a result of lower steel prices in Mexico, which turned from been strong during the second half of 2018 to remarkably weak during the same period in 2019. Shipments decreased 2%year-over-year mainly as a result of lower volumes in Other Markets and the Southern Region, partially offset by higher shipments in Mexico.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	4Q 2019	4Q 2018	Dif.	4Q 2019	4Q 2018	Dif.	4Q 2019	4Q 2018	Dif.
Mexico	1,197.3	1,439.9	-17%	1,543.7	1,523.4	1%	776	945	-18%
Southern Region	444.0	474.3	-6%	484.4	505.1	-4%	917	939	-2%
Other Markets	550.2	653.3	-16%	889.2	935.2	-5%	619	699	-11%

Total steel products	2,191.5	2,567.5	-15%	2,917.3	2,963.6	-2%	751	866	-13%
Other products[1]	51.9	68.2	-24%

Steel segment	2,243.4	2,635.7	-15%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost decreased 3% compared to the fourth quarter 2018 due to lower operating cost per ton and the above mentioned 2% decrease in shipments.

Mining reporting segment

The mining segment’s operating income was $25.6 million in the fourth quarter 2019, compared to a loss of $2.0 million in the fourth quarter 2018, mainly reflecting higher iron ore sales.

Net sales of mining products in the fourth quarter 2019 increased 39% compared to the same period in 2018, reflecting a 30% increase in revenue per ton and a 7% increase in shipments.

	Mining segment
	4Q 2019	4Q 2018	Dif.
Net Sales (million $)	99.7	71.9	39%
Shipments (thousand tons)	916.6	856.9	7%
Revenue per ton ($/ton)	109	84	30%

Operating cost remained stable year-over-year. Even though operating cost per ton decreased compared to the same quarter in the previous year, this was mostly offset by a 7% increase in shipments.

EBITDA in the fourth quarter 2019 was $263.1 million, or 12% of net sales, compared to $512.8 million, or 19% of net sales, in the fourth quarter 2018.

Net financial results were a $30.0 million loss in the fourth quarter 2019, compared to a $60.7 million gain in the fourth quarter 2018. During the fourth quarter 2019, Ternium’s net financial interest results totaled a loss of $13.8 million, compared to a loss of $23.8 million in the fourth quarter 2018 mainly reflecting lower average indebtedness.

Net foreign exchange results included a $67.0 million negative year-over-year difference mainly related to the effect of the fluctuations of the Argentine peso and the Mexican peso against the US dollar. In the fourth quarter 2019, the Argentine peso depreciated 4% against the US dollar, compared to 9% appreciation in the fourth quarter 2018, resulting in a negative impact in Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency) in the fourth quarter 2019. The Mexican peso appreciated 4% against the US dollar in the fourth quarter 2019, compared to 4% depreciation in the fourth quarter 2018, resulting in a negative impact in Ternium Mexican subsidiaries’ net short local currency position in the fourth quarter 2019.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position, as a result of the application of IAS 29, was a gain of $25.1 million in the fourth quarter 2019 compared to a gain of $45.1 million in the fourth quarter 2018.

Equity in results of non-consolidated companies was a gain of $23.9 million in the fourth quarter 2019, compared to a gain of $47.8 million in the fourth quarter 2018 mainly due to lower results from Ternium's investment in Usiminas.

Income tax in the fourth quarter 2019 was a gain of $3.8 million, compared to an income tax expense of $55.8 million in the fourth quarter 2018. The effective tax rate included the effect of non-cash results on deferred taxes due to the above mentioned fluctuation of the Mexican peso against the U.S. dollar in the fourth quarter 2019 and the fourth quarter 2018 which changes, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the fourth quarter 2019 was $19.5 million, compared to net gain of $84.9 million in the same period in 2018, mainly due to lower results in Ternium's Argentine subsidiary.

Cash Flow and Liquidity

Net cash provided by operating activities in 2019 was $1.6 billion. Working capital decreased by $572.7 million in 2019 as a result of a $511 million decrease in inventories and an aggregate $167.6 million decrease in trade and other receivables, partially offset by an aggregate $105.9 million decrease in accounts payable and other liabilities. The inventory value decrease in 2019 was due to a $231.3 million lower steel volume; $197.5 million inventory value decrease in raw materials, supplies and other; and an $82.2 million lower cost of steel.

Capital expenditures in 2019 were $1.1 billion, $532.0 million higher than in 2018 as Ternium's investment program progresses as planned. The main investments carried out during 2019 included those made for new hot-rolling, hot-dipped galvanizing and painting production capacity in the company’s Pesquería industrial center, a new steel bar and coil mill in Colombia, improvement of environmental and safety conditions at certain facilities, the expansion of connectivity, integration and automation of our operations, and those made in the iron ore mining operations.

In 2019, Ternium's free cash flow was $595.4 million. Net proceeds from borrowings reached $152.2 million. Net dividends paid to shareholders were $235.6 million and net dividends paid by subsidiaries to non-controlling interest were $28.5 million. As of December 31, 2019, Ternium’s net debt position was $1.5 billion.

Net cash provided by operating activities in the fourth quarter 2019 was $392.9 million. Working capital decreased by $154.0 million in the fourth quarter 2019 as a result of a $199.0 million decrease in inventories and an aggregate $81.0 million decrease in trade and other receivables, partially offset by an aggregate $126.0 million decrease in accounts payable and other liabilities. In the fourth quarter 2019, Ternium's free cash flow was $85.5 million.

Conference Call and Webcast

Ternium will host a conference call on February 19, 2020, at 8:30 a.m. ET in which management will discuss fourth quarter 2019 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

1 EBITDA in 2019 equals operating income of $864.6 million adjusted to exclude depreciation and amortization of $661.1 million.
2 Consolidated EBITDA divided by steel shipments.
3 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.
4 Free cash flow in 2019 equals net cash provided by operating activities of $1.6 billion less capital expenditures of $1.1 billion.
5 Net debt position at December 31, 2019 equals borrowings of $2.2 billion less cash and equivalents plus other investments of $0.7 billion.
6 Steel operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.
7 Figures for the third quarter 2019 have been adjusted to reflect the application of IAS 29 to the financial reporting of Ternium´s Argentine subsidiary.
8 EBITDA in the fourth quarter 2019 equals operating income of $92.2 million adjusted to exclude depreciation and amortization of $170.8 million.
9 Free cash flow in the fourth quarter 2019 equals net cash provided by operating activities of $392.9 million less capital expenditures of $307.4 million.

Consolidated Income Statement

$ million	4Q 2019	4Q 2018	FY 2019	FY 2018
	(Unaudited)
Net sales	2,250.0	2,636.1	10,192.8	11,454.8
Cost of sales	(1,943.3)	(2,059.9)	(8,452.4)	(8,483.3)
Gross profit	306.7	576.3	1,740.4	2,971.5
Selling, general and administrative expenses	(222.9)	(202.0)	(897.5)	(876.8)
Other operating income, net	8.5	8.5	21.7	13.7
Operating income	92.2	382.7	864.6	2,108.4

Finance expense	(21.5)	(29.6)	(88.3)	(131.2)
Finance income	7.7	5.8	29.1	21.2
Other financial expenses, net	(16.3)	84.5	(39.8)	(69.6)
Equity in earnings of non-consolidated companies	23.9	47.8	61.0	102.8
Profit before income tax expense	86.1	491.3	826.6	2,031.6
Income tax benefit (expense)	3.8	(55.8)	(196.5)	(369.4)
Profit for the period	89.9	435.4	630.0	1,662.1

Attributable to:
Owners of the parent	70.5	350.6	564.3	1,506.6
Non-controlling interest	19.5	84.9	65.8	155.5
Profit for the period	89.9	435.4	630.0	1,662.1

Consolidated Statement of Financial Position

$ million	December 31, 2019	December 31, 2018

Property, plant and equipment, net	6,539.6	5,817.6
Intangible assets, net	943.8	1,012.5
Investments in non-consolidated companies	513.6	495.2
Deferred tax assets	163.5	134.2
Receivables, net	592.6	649.4
Trade receivables, net	0.9	4.8
Derivative financial instruments	—	0.8
Other investments	3.3	7.2
Total non-current assets	8,757.3	8,121.8

Receivables, net	334.7	309.8
Derivative financial instruments	1.2	0.8
Inventories, net	2,158.3	2,689.8
Trade receivables, net	949.7	1,128.5
Other investments	212.3	44.5
Cash and cash equivalents	520.0	250.5
Total current assets	4,176.1	4,423.9

Non-current assets classified as held for sale	2.1	2.1

Total assets	12,935.5	12,547.9

Capital and reserves attributable to the owners of the parent	6,611.7	6,393.3
Non-controlling interest	1,103.2	1,091.3

Total Equity	7,714.9	7,484.6

Provisions	613.4	643.9
Deferred tax liabilities	403.3	474.4
Other liabilities	507.6	414.5
Trade payables	1.2	0.9
Derivative financial instruments	0.0	—
Lease liabilities	298.2	65.8
Borrowings	1,628.9	1,637.1
Total non-current liabilities	3,452.5	3,236.8

Current income tax liabilities	47.1	150.3
Other liabilities	240.9	351.2
Trade payables	876.8	904.2
Derivative financial instruments	3.0	13.0
Lease liabilities	40.5	8.0
Borrowings	559.8	399.9
Total current liabilities	1,768.1	1,826.5

Total liabilities	5,220.7	5,063.3

Total equity and liabilities	12,935.5	12,547.9

Consolidated Statement of Cash Flows

$ million	4Q 2019	4Q 2018	FY 2019	FY 2018
	(Unaudited)

Profit for the period	89.9	435.4	630.0	1,662.1

Adjustments for:
Depreciation and amortization	170.8	130.1	661.1	589.3
Equity in earnings of non-consolidated companies	(23.9)	(47.8)	(61.0)	(102.8)
Changes in provisions	0.7	(9.0)	(1.5)	(7.7)
Net foreign exchange results and others	22.1	13.6	51.7	(5.8)
Interest accruals less payments	0.4	(0.1)	3.4	(13.0)
Income tax accruals less payments	(21.2)	(78.0)	(208.8)	(154.4)
Changes in working capital	154.0	112.5	572.7	(228.6)

Net cash provided by operating activities	392.9	556.7	1,647.6	1,739.3

Capital expenditures	(307.4)	(173.8)	(1,052.3)	(520.3)
Proceeds from the sale of property, plant & equipment	0.3	0.3	0.8	0.9
Acquisition of non-controlling interest	(1.6)	—	(5.8)	—
Recovery from (loans to) non-consolidated companies	—	—	24.5	(24.5)
Decrease (increase) in other Investments	2.7	28.2	(163.8)	86.9

Net cash used in investing activities	(306.1)	(145.3)	(1,196.6)	(457.0)

Dividends paid in cash to company's shareholders	—	—	(235.6)	(215.9)
Dividends paid in cash to non-controlling interest	—	—	(28.5)	(20.9)
Financial Lease Payments	(9.9)	(2.6)	(38.6)	(7.6)
Proceeds from borrowings	396.8	83.5	1,529.8	1,188.7
Repayments of borrowings	(575.6)	(618.3)	(1,377.6)	(2,266.6)

Net cash used in financing activities	(188.7)	(537.4)	(150.5)	(1,322.3)

(Decrease) increase in cash and cash equivalents	(101.9)	(126.0)	300.5	(40.0)

	Shipments				Shipments
Thousand tons	4Q 2019	3Q 2019	2Q 2019	1Q 2019	FY 2019	FY 2018

Mexico	1,543.7	1,628.6	1,569.3	1,563.4	6,305.0	6,544.8
Southern Region	484.4	503.8	507.8	442.3	1,938.3	2,301.1
Other Markets	889.2	924.3	1,255.7	1,198.8	4,268.0	4,105.2
Total steel segment	2,917.3	3,056.8	3,332.7	3,204.5	12,511.3	12,951.1

Total mining segment	916.6	904.4	835.1	919.9	3,575.9	3,616.3

	Revenue / ton				Revenue /ton
$/ton	4Q 2019	3Q 2019	2Q 2019	1Q 2019	FY 2019	FY 2018

Mexico	776	820	872	912	845	937
Southern Region	917	865	851	869	875	840
Other Markets	619	644	693	710	672	737
Total steel segment	751	774	802	830	790	856

Total mining segment	109	124	92	82	102	78

	Net Sales				Net Sales
$ million	4Q 2019	3Q 2019	2Q 2019	1Q 2019	FY 2019	FY 2018

Mexico	1,197.3	1,334.9	1,368.7	1,425.8	5,326.7	6,134.0
Southern Region	444.0	435.9	432.1	384.5	1,696.6	1,933.4
Other Markets	550.2	595.1	870.8	850.7	2,866.7	3,023.6
Total steel products	2,191.5	2,365.8	2,671.6	2,661.1	9,890.1	11,091.0
Other products[1]	51.9	83.9	85.6	74.7	296.1	362.4
Total steel segment	2,243.4	2,449.7	2,757.3	2,735.8	10,186.2	11,453.4

Total mining segment	99.7	111.7	76.8	75.8	364.0	282.0
			0.00
Total steel and mining segments	2,343.1	2,561.4	2,834.1	2,811.6	10,550.2	11,735.4

Intersegment eliminations	(93.1)	(111.7)	(76.8)	(75.8)	(357.4)	(280.6)

Total net sales	2,250.0	2,449.7	2,757.3	2,735.8	10,192.8	11,454.8
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Consolidated Income Statements adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

$ million	3Q2019	2Q 2019	1Q 2019
	(Unaudited)
Net sales	2,449.7	2,757.3	2,735.8
Cost of sales	(2,016.4)	(2,277.7)	(2,215.0)
Gross profit	433.3	479.6	520.8
Selling, general and administrative expenses	(211.9)	(243.6)	(219.0)
Other operating (expenses) income, net	7.2	0.4	5.6
Operating income	228.6	236.4	307.3

Finance expense	(25.6)	(21.4)	(19.8)
Finance income	9.0	6.5	5.9
Other financial (expense) income, net	(18.3)	7.8	(13.1)
Equity in earnings of non-consolidated companies	1.9	20.3	14.9
Profit before income tax expense	195.6	249.7	295.2
Income tax expense	(83.6)	(46.5)	(70.3)
Profit for the period	111.9	203.2	224.9

Attributable to:
Owners of the parent	95.3	180.2	218.2
Non-controlling interest	16.6	23.0	6.7
Profit for the period	111.9	203.2	224.9

EBITDA[1]	388.0	404.6	470.0

1 EBITDA equals operating income of $228.6 million in the third quarter 2019, $236.4 million in the second quarter 2019 and $307.3 million in the first quarter 2019, adjusted to exclude depreciation and amortization of $159.4 million, $168.1 million and $162.7 million, respectively.